Exhibit 99.1

Jianzhi Education Appoints Huichao Wang as a Chief Financial Officer

BEIJING, November 20, 2023 – Jianzhi Education Technology Group Company Limited (“Jianzhi Education” or the “Company”) (www.jianzhi-jiaoyu.com) (NASDAQ: JZ), a leading provider of digital educational content in China, today announced that Xiaolei Ni stepped down as the Company’s chief financial officer for personal reasons and Huichao Wang has been appointed as successor to Xiaolei Ni, effective October 25, 2023.

Huichao Wang has been appointed as the chief financial officer of Jianzhi Education, effective October 25, 2023. Since August 2018, he has served as the financial director at Jianzhi Century Technology (Beijing) Co., Ltd. From May 2015 to July 2018, he served as the financial director at Beijing Sentu Education Technology Co., Ltd. Prior to that, Mr. Wang worked as a project manager at Ruihua Certified Public Accountants from October 2014 to April 2015 and at Beijing Gongzheng Certified Public Accountants Co., Ltd. from March 2014 to September 2014. From December 2010 to February 2014, he worked as a senior auditor at WUYIGE Certified Public Accountants LLP. Mr. Wang graduated from Chongqing Jiaotong University with a bachelor’s degree in accounting in 2003.

“We are delighted to appoint Huichao Wang as our chief financial officer”, said Yong Hu, the Company's chief executive officer, “He is a highly experienced finance leader who has developed a deep understanding of our business and markets while working for our group. We look forward to continuing to work closely with him in his new role and benefit from his guidance and expertise.”

About Jianzhi Education Technology Group Company Limited

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com.

Safe Harbor Statement

This press release (the “Press Release”) contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this Press Release is as of the date of this Press Release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.